UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-26481

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

220 Liberty Street

Warsaw, New York, 14569

FINANCIAL INSTITUTIONS, INC.

401(k) PLAN

INDEX
		PAGE

Report of Independent Registered Public Accounting Firm		3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2023 and 2022		4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2023 and 2022		5

Notes to Financial Statements		6

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)		11

Signature		13

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Financial Institutions, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mengel Metzger Barr & Co. LLP

We have served as the Plan’s auditor since 2019.

Rochester, New York

June 21, 2024

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
ASSETS
Investments at fair value	$62,728,687	$55,748,371
Notes receivable from participants	634,577	803,765
Net assets available for benefits	$63,363,264	$56,552,136

The accompanying notes are an integral part of the financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2023	2022
Additions to net assets attributed to:
Contributions:
Participant	$4,450,579	$4,170,933
Rollovers	850,800	1,145,868
Total contributions	5,301,379	5,316,801
Interest income on notes receivable from participants	45,617	45,801
Net appreciation (depreciation) in fair value of investments	8,362,559	(10,296,354)
Other income	2,028	5,292
Total additions (reductions)	13,711,583	(4,928,460)

Deductions to net assets attributed to:
Benefits paid to participants	6,830,857	5,830,542
Administrative expenses	69,598	67,442
Total deductions	6,900,455	5,897,984

Net increase (decrease)	6,811,128	(10,826,444)
Net assets available for benefits at beginning of year	56,552,136	67,378,580
Net assets available for benefits at end of year	$63,363,264	$56,552,136

The accompanying notes are an integral part of the financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(1.) DESCRIPTION OF THE PLAN

The following description of the Financial Institutions, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

The Plan was originally established in 1986 and has since been amended. The Plan is a defined contribution plan covering all employees of Financial Institutions, Inc. (the “Company”) and its subsidiaries and who have attained the age of 18.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Plan Administration Committee of the Company (the “Plan Administrator”). The Vanguard Group, Inc. (“Vanguard”) is a party-in-interest of the Plan and serves as the Plan’s custodian, trustee and as record keeper to maintain the individual accounts for each Plan participant.

Contributions

Eligible participants may contribute up to 100% of their pre-tax annual compensation, as defined by the Plan, subject to annual limits established by the Internal Revenue Service (“IRS”). Participants may also contribute rollovers from other qualified plans.

All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year whose elective contributions have reached the IRS limit are permitted under the Plan to make catch-up contributions up to the IRS catch-up contribution limit.

Participants also have the option to elect an auto increase feature whereby salary deferrals increase annually in increments of 1% until deferrals reach 10%.

Employees not opting out of participation in the Plan are treated as if they had elected an appropriate age-based fund at a 3% salary deferral, with automatic annual increases of 1%. This feature remains in effect until deferrals increase to 10% by year eight and will remain at that level thereafter.

The Company may make discretionary profit-sharing contributions; however, no discretionary profit-sharing contribution was declared for the years ended December 31, 2023 and 2022.

Investment Options

Participants direct the investment of all contributions, including any Company profit-sharing contributions, into various investment options offered by the Plan. Investment options currently available include various mutual funds, common/collective trust funds and common stock of the Company.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings/losses and is charged with an allocation of administrative expenses if the Company does not pay those expenses from its own assets. All amounts in participant accounts are participant directed.

Vesting

Participants are vested immediately in their contributions and the earnings/losses thereon. Participants become fully vested in Company contributions after two years of continuous service.

Forfeited Accounts

When certain terminations of participation occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Such forfeitures are used for payment of Plan administrative expenses or to reduce future employer contributions. Forfeitures used for Plan administrative expenses totaled $76 and $77 for the years ended December 31, 2023 and 2022, respectively. There were $-0- of forfeitures used to reduce employer contributions for the years ended December 31, 2023 and 2022. Accumulated forfeitures available for payment of Plan administrative expenses or to reduce future employer contributions totaled $36,921 and $36,490 as of December 31, 2023 and 2022, respectively.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(1.) DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

Participants may withdraw all or a portion of their vested balance upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (“IRC”). When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s vested account balance is $1,000 or less a lump-sum cash payment is made.

Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.

Notes Receivable from Participants

The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Note terms must not exceed five years unless the proceeds are to be used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The notes are secured by the participants’ accounts and generally bear interest at 2% above the prime rate (rates range from 5.25% to 10.5% for notes outstanding at December 31, 2023) at the time of the note origination. Principal and interest are paid ratably through after-tax payroll deductions.

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the Plan and participants.

A Plan expense account (the “ERISA account”) is maintained to hold revenue sharing funds the Plan receives from Vanguard pursuant to an agreement between Vanguard and the Plan. These revenue sharing funds are available to pay qualified Plan administrative expenses. At December 31, 2023 and 2022, the ERISA account balance was $21,556 and $20,512, respectively. During 2023 and 2022, $-0- was used to pay Plan expenses.

(2.) SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for the periods presented. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year, and also includes interest and dividend income. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net (depreciation) appreciation in fair value of investments.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts of net assets available for benefits and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(2.) SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan provides for a choice of investment options, including various mutual funds, common/collective trust funds and common stock of the Company. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions in accordance with the terms of the Plan document.

Contributions

Contributions from participants and any related employer match are recognized on the accrual basis as participants earn salary deferrals. Additional discretionary employer profit-sharing contributions are recognized when declared by the Company.

Distributions

Distributions are recorded by the Plan when paid.

(3.) FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(3.) FAIR VALUE MEASUREMENTS (Continued)

Investments Measured at Fair Value on a Recurring Basis

The fair value of the Plan’s assets at December 31, 2023 and 2022, by level within the fair value hierarchy, is presented as follows:

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

December 31, 2023
Cash and cash equivalents	$58,477	$—	$—	$58,477
Mutual funds	57,355,968	—	—	57,355,968
Financial Institutions, Inc. common stock	1,631,100	—	—	1,631,100
	$59,045,545	$—	$—	$59,045,545
Common/collective trust funds (a)				3,683,142
Total investments				$62,728,687

December 31, 2022
Cash and cash equivalents	$57,002	$—	$—	$57,002
Mutual funds	50,006,480	—	—	50,006,480
Financial Institutions, Inc. common stock	1,782,408	—	—	1,782,408
	$51,845,890	$—	$—	$51,845,890
Common/collective trust funds (a)				3,902,481
Total investments				$55,748,371

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value (“NAV”) per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no transfers between Level 1 and Level 2 or 3 during the years ended December 31, 2023 and 2022.

The Plan’s valuation techniques used to measure the fair values of cash and cash equivalents, mutual funds and Financial Institutions, Inc. common stock that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value:

Cash and cash equivalents: Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value.

Mutual funds: The shares of registered investment companies are valued at quoted market prices.

Common stock: The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year.

Common/collective trust funds: The Plan offers participants the Vanguard Retirement Savings Trust III, which invests primarily in benefit responsive investment contracts with insurance companies, banks and other financial institutions and is reported at fair value in the statements of net assets available for benefits.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(3.) FAIR VALUE MEASUREMENTS (Continued)

The shares are valued at the NAV as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities and then divided by the number of shares outstanding. This practical expedient is not used when it is determined to be probably that the fund will sell the investment for an amount different than the reported NAV. There were no significant unfunded commitments. The Plan my be subject to a 12-month notice period for redemptions, and redemptions are allowed daily for participants.

(4.) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to the entire amount of their account balances at the date of such termination.

(5.) TAX STATUS

The Plan obtained its latest determination letter on June 30, 2020, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Under GAAP, the Plan’s management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2023 and 2022, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress.

(6.) PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the years ended December 31, 2023 and 2022, the Plan made purchases of approximately $282,000 and $214,000 and sales of approximately $218,000 and $213,000, respectively, of the Company’s common stock. The Plan’s investment in the Company’s common stock represents approximately 2.6% and 3.2% of the net assets available for benefits at December 31, 2023 and 2022, respectively. Notes receivable from participants, totaling $634,577 and $803,765 at December 31, 2023 and 2022, respectively, are also considered party-in-interest transactions.

The Plan invests in various mutual funds and a common/collective trust that are managed by Vanguard, custodian, trustee and recordkeeper of the Plan. Transactions in such investments qualify as party-in-interest transactions.

(7.) SUBSEQUENT EVENTS

Subsequent events and transactions have been evaluated through June 21, 2024, which is the date the financial statements were issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

EIN 16-0816610, PLAN # 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current Value

	Cash and Cash Equivalents:
*	Vanguard Federal Money Market Fund	58,477	shares	$58,477

	Mutual Funds:
*	Vanguard Target Retirement 2035 Fund	424,724	shares	9,394,905
*	Vanguard Target Retirement 2025 Fund	502,288	shares	9,232,046
*	Vanguard Target Retirement 2030 Fund	242,777	shares	8,611,307
*	Vanguard Target Retirement 2040 Fund	125,712	shares	4,940,491
*	Vanguard 500 Index Fund Admiral Shares	9,083	shares	3,996,214
*	Vanguard Target Retirement Income	306,713	shares	3,990,339
*	Vanguard Target Retirement 2045 Fund	133,708	shares	3,564,651
*	Vanguard Target Retirement 2020 Fund	119,008	shares	3,197,736
*	Vanguard Target Retirement 2050 Fund	61,743	shares	2,743,848
*	Vanguard Target Retirement 2055 Fund	32,113	shares	1,592,477
*	Fidelity Large Cap Growth Index Fund	49,534	shares	1,461,244
*	Vanguard Small-Cap Index Fund Admiral Shares	11,087	shares	1,133,015
*	Vanguard Mid-Cap Index Fund Admiral Shares	3,406	shares	981,267
*	Vanguard Target Retirement 2060 Fund	14,875	shares	679,647
*	Vanguard Emerging Markets Stock Index Fund Admiral Shr	17,137	shares	585,577
*	American Funds EuroPacific Growth Fund; Class R-6	9,371	shares	512,619
*	DFA Inflation-Protected Securities Port; Inst'l Cl Shr	34,666	shares	375,437
*	Baird Core Plus Bond Fund; Institutional Class	24,023	shares	244,311
*	Vanguard Target Retirement 2065 Fund	3,958	shares	118,537
*	Vanguard Target Retirement 2070 Fund	12	shares	276
*	Vanguard FTSE All-World ex-US Index Fund Admiral Shares	1	shares	24
				57,355,968

	Common/Collective Trust:
*	Vanguard Retirement Savings Trust III	3,683,142	shares	3,683,142

*	Financial Institutions, Inc. Company Stock	76,577	shares	1,631,100

*	Notes receivable from participants	5.25% - 10.5%, due through 2038		634,577
				$63,363,264

* Denotes party-in-interest

Column (d), cost, has been omitted, as all investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed Herewith

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

Date:	June 21, 2024	/s/ W. Jack Plants II
W. Jack Plants II
Executive Vice President, Chief Financial Officer and Treasurer

Date:	June 21, 2024	/s/ Sandra L. Byers
Sandra L. Byers
Senior Vice President, Controller